May 9, 2022TSX: SAM

STARCORE ANNOUNCES

4th Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the fourth fiscal quarter ended April 30, 2022, at its San Martin Mine (“San Martin”) in Queretaro, Mexico. “This quarter’s production was higher than previous quarters, but more importantly, we have achieved more stable production due to the consolidation of the exploration carried out during the year resulting in new higher-grade reserves” stated Salvador Garcia, Chief Operating Officer of the Company. “This has further entrenched our main objective of producing profitable ounces in all areas of the mine.”

An important contributor to the good results this quarter was the unexplored area of the San Martin vein, mentioned in the Q3 Production Results press release of February 17, 2022. Preparation and development of this vein during this quarter allowed us to commence exploitation which found that the ore grade was better than we expected. Further development is ongoing.

“Another important area of the mine is the east part of the mine where we drilled positive holes last year. The development to this area has finally been completed to begin the preparation and exploitation of the vein”, further commented Salvador Garcia.

San Martin Production	Q4 2022	Q3 2022	Q/Q Change	YTD 2022	YTD 2021	Y/Y Change

Ore Milled (Tonnes)	55,378	56,712	-2%	224,438	225,504	0%
Gold Equivalent Ounces	2,900	2,588	12%	11,165	11,797	-5%
Gold Grade (Grams/Ton)	1.65	1.46	13%	1.58	1.63	-3%
Silver Grade (Grams/Ton)	27.15	21.13	28%	22.99	24.71	-7%
Gold Recovery (%)	88.64	88.07	1%	88.22	88.39	0%
Silver Recovery (%)	52.26	45.83	14%	51.37	56.09	-10%
Gold: Silver Ratio	78.23	77.92		75.04	78.28

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Eadie
Telephone: (604) 602-4935 ext. 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

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for the adequacy or accuracy of this press release.